

June 6, 2011

Jill E. York
Chief Financial Officer
MB Financial, Inc.
800 West Michigan St.
Chicago, IL 60607

  Re: MB Financial, Inc.
    Form 10-K for the year ended December 31, 2010
    File No. 0-24566-01

Dear Ms. York:

  We have reviewed your filing and have the following comments. We believe you should revise your future filings in response to our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, including drafts of proposed revisions to future filings in response to our comments, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please file your response on EDGAR.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Legal Proceedings, page 27

1. Please revise here and in the footnotes to the financial statements, to provide a brief summary of all outstanding legal proceedings that have the potential to have a material effect on your financial condition and results of operations. Specifically disclose whether or not you have accrued or paid amounts associated with them and consider the disclosure requirements of ASC 450-20-50. To the extent you believe that none of the legal proceedings currently facing the company are significant enough to disclose, please provide us a complete summary of all outstanding proceedings and quantification of accruals and payments to date.

Selected Financial Information, page 31

2. Please revise here and throughout your document to clearly label all non-GAAP measures as such wherever they are presented and to provide a cross reference to the reconciliation to the nearest GAAP measure. Also, please revise the discussions of why management believes non-GAAP measures are appropriate and how management uses these measures to provide more detailed discussions. Considering the significant number of non-GAAP measures presented and the significant number of adjustments made, your current discussions of why you believe these measures are appropriate appear overly abbreviated.

Allowance for Loan Losses, page 54

3. Please revise your discussion of the general loss reserve to disclose the number of periods considered in your multi-year review of historical data. Disclose if and how you weight that information based on changes in market conditions.

4. Please revise to provide an expanded discussion of the macroeconomic factors considered in developing your general loss reserve, specifically identifying the significant factors and how they effected changes on your allowance between periods.

5. We note your disclosures and related information, including certain Industry Guide 3 disclosures and information provided as part of your Management's Discussion and Analysis as it relates to your asset quality and the allowance for loan losses for the years presented. There are, however, various levels at which we are unclear how and why you determined that your periodic loan loss provisions and your allowance for loan loss ending balances were appropriate under GAAP for each of the two years ended December 31, 2010, and for the quarterly periods during this time. In order for us to better understand the judgments and views management contemplated in making their ultimate determination of the allowance for loan losses for these periods, please tell us how the following factored in to your ultimate quarterly and year-end conclusions that both the provision for loan losses and the allowance for loan losses balances were appropriate at the time management prepared their financial statements:

a. We note that for 2010 and 2009, both gross and net charge-offs exceeded the beginning balance of your allowance for loan losses. Please explain how you concluded that the respective beginning allowance for loan loss balances were appropriate and how that conclusion resulted in you taking provisions exceeding $200 million in 2010 and 2009. As management replenished the allowance for loan losses during these periods, please discuss what considerations were given to reassessing the appropriateness of the allowance in previously reported periods and the kind of information management used to determine any adjustments made to quarters following those periods in which excessive charge-offs were taken (on a relative basis) and how and why additional provisions had not been made previously.

b. In order for us to have a full and complete understanding of how you have followed and applied your allowance for loan loss methodology in a manner consistent with GAAP and your specific accounting policies as they relate to loan classification, migration of loans through nonperforming loan categories, recognition of loan impairment and any appropriate and timely decreases in the fair value of collateral by way of incremental loan loss provisions and/or partial and full charge-offs of respective loans under review, please provide a timeline for the five largest charge-offs recognized in both 2009 and 2010 as well as your five largest nonaccrual loans at December 31, 2010:

- Loan origination date, amount and classification;
- Specific triggering events or specific circumstances (by date) which resulted in changes to loan classification;
- The underlying collateral supporting the loan;
- The dates of the last two appraisals and a discussion of the findings associated with each appraisal or alternative fair value determination and how they were used in determining specific loan loss provision amounts, partial and/or full charge-offs;
- Other specific information relevant to the loan such as any loan restructuring or other loan workouts associated with any residual loan balance, or current balance-especially for those currently in nonaccrual status, etc.; and
- Describe the kind of triggering events you considered when determining the amount and timing of your loan loss provisions. Given that there was rapid deterioration in economic conditions in a few quarters noted both nationally and regionally in the specific markets and states you operate in, primarily during late 2008 and early 2009, we are unclear why you would have a prolonged period of relatively high loan loss provisions for over eight quarters.

6. While we note your appraisal policy as presented on page 55 and as described elsewhere, it remains unclear to us how often you used other valuation techniques to value impaired loans. Please discuss in more detail how you develop, obtain and analyze information under these techniques and the effects of these techniques on your allowance for loan losses and provision in each of the periods presented. Regarding the discount adjustments you make to older appraisals, please discuss in more detail how they are determined, how you validate them and their effect on your allowance for loan losses and the provision in each period presented.

Potential Problem Loans, page 57

7. Please revise here and in the footnotes to the financial statements to disclose whether management believes that the allowance for loan losses (ALL) is appropriate at each balance sheet date based on the requirements of US GAAP. The reference to adequacy of the ALL refers to whether the ALL is sufficient for the risk inherent in the portfolio as of

the balance sheet date and does not necessarily mean that the level of the ALL is appropriate under GAAP.

Financial Statements

Significant Accounting Policies

Troubled Debt Restructurings, page 81

8. Please revise to specifically disclose how many payments a borrower needs to make on a restructured loan before you return the loan to accrual status and how you would determine that a loan can be returned to accrual status at the time of restructuring.

FDIC Indemnification Asset, page 83

9. Please revise to be more specific with respect to how and when adjustments to the loss sharing receivable are recognized. For example, when cash flow estimates are adjusted upward, explain whether you are accreting those adjustments over the life of the related covered loans/foreclosed real estate or taking the charge to reduce the loss sharing receivable in the period. When cash flow adjustments are adjusted downward, explain whether you are immediately recognizing impairment.

Note 2. Business Combinations, page 87

10. Please revise here to discuss in more detail the terms of each of the claw-back mechanisms that you have with the FDIC.

Note 6. Loans, page 93

11. Please refer to the table of contractual aging of past due loans by class of loans as of December 31, 2010. In reviewing the table, it is not clear that the total loans excluding covered and non-covered loans line includes non-covered loans in the amount of $82,172. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Jill E. York
MB Financial, Inc.
June 6, 2011
Page 5

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3474 with any questions.

Sincerely,

Sharon Blume
Assistant Chief Accountant